EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three months ended
	March 31,		Year ended December 31,
	2009	2008 (1)	2008 (1)(2)	2007 (1)	2006	2005	2004

Earnings (loss) from continuing operations	$181,018	$188,164	$(242,373)	$966,395	$714,151	$300,988	$215,815

Add (Deduct):

Non-controlling interest	310	1,150	3,837	4,814	3,451	5,243	4,875

Income taxes	15,361	26,904	68,011	66,855	29,786	26,672	43,562

Interest expense	92,932	95,626	385,065	389,845	295,629	176,698	152,537

Earnings, as adjusted	$289,621	$311,844	$214,540	$1,427,909	$1,043,017	$509,601	$416,789

Fixed charges:

Interest expense	$92,932	$95,626	$385,065	$389,845	$295,629	$176,698	$152,537

Capitalized interest	31,017	42,319	168,783	123,879	95,635	63,020	37,374

Total fixed charges	$123,949	$137,945	$553,848	$513,724	$391,264	$239,718	$189,911

Ratio of earnings, as adjusted to fixed charges	2.3	2.3	0.4	2.8	2.7	2.1	2.2

(1)	These periods have been restated to reflect the retroactive adoption of FSP APB 14-1 for interest expense related to our convertible debt.

(2)	The loss from continuing operations for 2008 includes impairment charges of $901.8 million that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges exceed our earnings as adjusted by $339.3 million.